Independence Contract Drilling, Inc.
20475 State Highway 249, Suite 300
Houston, Texas 77070

October 16, 2018
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Karina Dorin

Re:	Independence Contract Drilling, Inc.
Registration Statement on Form S-3
Filed October 9, 2018
File No. 333-227754

Dear Ms. Dorin:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Independence Contract Drilling, Inc. hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated to Thursday, October 18, 2018 at 1:00 p.m. (Eastern time) or as soon thereafter as may be practicable.

[signature page follows]

If you have any questions with respect to this matter, please contact David C. Buck of Sidley Austin LLP at (713) 495-4521.

Very truly yours,
INDEPENDENCE CONTRACT DRILLING, INC.

By:     /s/ J. Anthony Gallegos, Jr.
Name: J. Anthony Gallegos, Jr.
Title: Chief Executive Officer

Acceleration Request Letter